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                                                              EXHIBIT 99.4(e)(6)

June 1, 2003

Bob Dutkowsky
Chairman & CEO
J.D Edwards.
1 Technology Way
Denver, CO  80237

Dear Bob:

I'm excited by the prospect of our combined two companies becoming a significant force in the enterprise application software market and appreciate all of your efforts to help make this a reality.

As you and I have discussed, we do not foresee that there is a senior enough role for you in the combined company and are not in a position to offer you a position after the deal closes. I would, however, very much like you to stay in a transition role and be available to PeopleSoft for 6 months following the Closing Date ("transition period"). I think your presence through a transition period will be important to the continuity of customer and partner relationships and to the retention and motivation of managers and employees.

Here are the terms that I would propose for this transition period, contingent upon the closing of the contemplated transaction, which will, if you accept, modify the terms of your employment agreement with J. D. Edwards:

         - You would report directly to me during this time and be a member of my management team. I would expect your efforts to be primarily focused on a successful integration of the two companies, working on customer, employee and supplier issues, providing support wherever needed for the new combined company in the investment, analyst, or press communities, and providing an executive presence in what are now J. D. Edwards's corporate offices. Your employment by PeopleSoft in this capacity shall not constitute an "Involuntary Termination" under the Amendment to the J.D. Edwards & Company Management Change in Control Plan effective immediately before the Effective Time or otherwise entitle you to any benefits except as expressly set forth in this letter.

         - You will receive compensation at your current base salary of $650,000 and will be eligible for a target quarterly bonus of up to

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                  $162,500 for each quarter in which you are employed on the last day of the quarter. Your eligibility for this quarterly bonus does not reduce the amount of the change of control benefits you will receive as set forth below.

         - Your current J.D. Edwards options will be assumed by PeopleSoft in accordance to the terms and conditions of the transaction.

         - You will be entitled to participate in employee benefit programs applicable generally to employees of PeopleSoft, once you no longer receive benefits under the J. D. Edwards employee benefits plans.

         - You will continue to have your change of control benefits under your Employment Agreement dated January 2, 2002 (the "Employment Agreement") and the J. D. Edwards Management Change in Control Plan (the "Plan") as each was in effect prior to the amendment made in connection with this transaction, except as follows:

                    - Provided that you have not received payment under the Plan prior to the Closing Date, the cash payments to which you are entitled under the Plan will be paid
                           (i) $650,000 on the Closing Date, and (ii) the remaining $1,950,000 at the end of the transition period, on execution of the separation agreement attached to your Employment Agreement.

                    - Pursuant to your Employment Agreement, the severance payments that you receive above calculated pursuant to the Plan are in lieu of the Severance Allowance payable under Section 5 of your Employment Agreement. Other than these payments under the Plan, you will not receive any severance upon the termination of your employment with PeopleSoft.

                    -      In addition, the commuting provisions set forth in
                           Section 4.4 of your Employment Agreement shall be extended through the end of the transition period

Your Employment Agreement with J. D. Edwards will remain in effect, except as modified by this letter. In particular, the One-Time 280G Gross Up and acceleration of option and stock vesting provided for in your Employment Agreement shall not be affected. The modifications will not be effective unless the transaction is consummated and will then take effect on the day after the Closing Date.

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As is typical in the software industry, the employment relationship between
PeopleSoft and you is one of employment "at-will" with either party having the right to terminate the relationship at any time with or without cause. In addition, your continued employment is contingent upon your maintaining the legal right to work in the United States.

Also enclosed for your review prior to accepting this offer are copies of the PeopleSoft standard Employee Proprietary Information Agreement, Acknowledgement of At-Will Employment, Agreement to Arbitrate, Non-Competition and Non-Solicitation Agreement and Third Party Information Agreement. In order to accept our offer, you must carefully review, sign and return these documents with this signed letter. By the terms of such agreements, you are also representing that you are able to work for PeopleSoft without restriction. A copy of the Internal Dispute Solution program and policy and current program details are enclosed and is incorporated by reference.

By signing this letter as set forth below, you indicate your acceptance of all of the terms of Employee Proprietary Information Agreement, Acknowledgement of At-Will Employment, Agreement to Arbitrate, Non-Competition and Non-Solicitation Agreement, Third Party Information Agreement and the Internal Dispute Solution program and policy. This letter and enclosed documents contain the entire terms and conditions of your job offer. Your signature below acknowledges that you have not relied on any promises or representations concerning your job offer that are not contained in this letter and enclosed documents. The terms of your offer may be changed, amended, or superseded only by an agreement in writing signed by you and an officer of PeopleSoft.

To indicate your acceptance of this offer, in addition to the background documents above, please return the original signed offer letter as soon as possible, and the original signed Acknowledgement of At-Will Employment, Agreement to Arbitrate, Employee Proprietary Information Agreement, Non-Competition and Non-Solicitation Agreement and Third Party Information Agreement prior to the Closing Date. Your signature on each of the aforementioned agreements must be completed and returned prior to the Closing Date. I look forward to our continued relationship.

Sincerely,

Craig Conway
CEO

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PeopleSoft

AGREED AND ACCEPTED:

By: /s/ Robert Dutkowsky
   ______________________________

Date: June 1, 2003
     ____________________________



                 NON-COMPETITION AND NON-SOLICITATION AGREEMENT

         In consideration of PeopleSoft's willingness to employ you, you agree that you will not:

                  (i) directly or indirectly, whether or not for compensation, perform services relating to, or otherwise engage in, the Business (as hereinafter defined) in any capacity (whether as a director, stockholder, investor, member, partner, principal, proprietor, agent, consultant, officer, employee or otherwise) with a Competitor during the term of your employment with PeopleSoft (except on behalf of PeopleSoft) and continuing for a period of one (1) year following your termination of employment with PeopleSoft; provided that the ownership for investment purposes of not more than five percent (5%) of the total outstanding equity securities of a publicly-traded company shall not violate this provision;

                  (ii) directly or indirectly, solicit any Customer (as hereinafter defined), or any former or prospective Customer, with a view to inducing such Customer to enter into an agreement, or otherwise do business, with any Competitor (as hereinafter defined) or attempt to induce any Customer to terminate its relationship with PeopleSoft or to not enter into a relationship with PeopleSoft, as the case may be, during the term of your employment with PeopleSoft and continuing for a period of one (1) year following your termination of employment with PeopleSoft; or

                  (iii) solicit or attempt to solicit the employment of any employee of PeopleSoft, or any person employed by PeopleSoft during the prior six (6) month period, or attempt to solicit or induce any such employee or person to leave the employ of PeopleSoft during the term of your employment with PeopleSoft (except on behalf of PeopleSoft) and continuing for a period of one (1) year following your termination of employment with PeopleSoft.

         For purposes hereof:

                  (i) The "Business" means the businesses of (i) designing, developing, marketing and supporting a family of enterprise application software products for use throughout large and medium sized organizations and (ii) developing and marketing collaborative enterprise software and providing consulting, education, and support services in connection therewith. Notwithstanding the foregoing, you may work for a division, entity, business unit or subgroup of a Competitor if such division, entity, business unit or subgroup does not compete with the Business as set forth above; provided, however, that you have given at least thirty (30) days written notice to PeopleSoft that such division, entity, business unit or subgroup does not compete with the Business and PeopleSoft does not reasonably object to such characterization within such thirty (30) day period.

                  (ii) A "Competitor" shall mean any person, corporation, firm, partnership, proprietorship or other entity engaged in the Business or, if the Competitor is engaged in businesses other than the Business, the departments, divisions, affiliates, subsidiaries or other units of the Competitor engaged in the Business.

                  (iii) A "Customer" shall mean (1) any person or entity that sells, purchases or in any way utilizes the products or services of PeopleSoft or (2) any person or entity that has an active business relationship with, or has referred business to, PeopleSoft as of the date of your termination of employment with PeopleSoft and its affiliates.

                  (iv) "PeopleSoft" shall include any parent or subsidiary corporations of PeopleSoft, any successor entities and any parent or subsidiaries of any such successor entities.

         AGREED AND ACCEPTED:

         By: /s/ Robert Dutkowsky
            ______________________________

         Date: June 1, 2003
              ____________________________